

July 3, 2012

Via E-mail
Judith A. Reinsdorf
Executive Vice President and General Counsel
Tyco International Management Company, LLC
9 Roszel Road
Princeton, New Jersey 08540

> **Re:** **Tyco Flow Control International Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 19, 2012**
> **File No. 333-181250**

Dear Ms. Reinsdorf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note risk factor disclosure in your filing regarding what could happen if your products are sold through various intermediaries to entities operating in sanctioned countries. We also note disclosure in the filing regarding revenue from the Middle East and Africa, and attributing the first quarter 2012 increase in your Water and Fluid Solutions segment in part to continued growth in the Middle East and Latin America. Iran, Syria, Sudan and Cuba, countries that can be understood to be located in the referenced regions, are designated as state sponsors of terrorism by the U.S. Department and State and are subject to U.S. economic sanctions and export controls. Please describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. For instance, we note disclosure in the filing and on your website about your 2011 acquisition of United Arab Emirates' KEF Holdings Ltd. A 2008 news article reported that KEF Holdings planned to establish distribution and

service centers in Iran along with several other Middle East countries, to allow it to be closer to its customers. Describe any products, components, technology or services you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by the governments of these countries.

2.   We note risk factor disclosure in your filing that some of your products are dual use products which have both civil and military applications, or may otherwise be involved in weapons proliferation. Please tell us whether any of the products or services underlying contacts with Iran, Syria, Sudan or Cuba described in your response to the foregoing comment are dual use products.

3.   Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

How will the rights of shareholders of Pentair and New Pentair change after the Merger?, page 7

4.   We note your response to prior comment 2. However, it is unclear from your response whether the changes "permitted by Swiss law and consistent with customary Swiss practice" are required under Swiss law. If Swiss law permits, but does not require, the change please present each such change that is material as a separate proposal. Also, expand your response to tell us the consideration given to how Tyco Electronics Ltd. included proposal 12 and proposal 13 in its amended Registration Statement on Form S-4 (file no. 333-156927) when Tyco Electronics Ltd. asked its shareholders to approve the change of its place of incorporation to Switzerland.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): John K. Wilson, Esq.